UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras obtains Certification in the Corporate Governance Program for
State-Owned Companies

Rio de Janeiro, August 8, 2017 – Petróleo Brasileiro S.A. – Pursuant to the
material fact disclosed on June 5th, 2017, Petrobras informs that it has received the certification in the Corporate Governance Program for State-Owned
Companies, granted by B3 (former BM&FBovespa).

Petrobras has complied with all the compulsory measures of the Program and obtained 56 points among others required measures. In addition to that, the company commits to meet the following in the coming years:

(i) Disclose, in the Reference Form (Formulário de Referência) and in the
Summarized Report of the Audit Committee relative to the fiscal year ending on
12/31/2017, the adequacy of the structure and budget of the Internal Controls and Compliance area;

(ii) Fully adopt all measures indicated in the Program until 08/07/2020;

(iii) Re-submit the Reference Form, including the referred activities, in case it identifies during the revision process of all its ongoing activities, new activities related to compliance with public interest, as well as update the
Annual Letter of Corporate Governance and Public Policies;

(iv) In the case of amendments to Law 13.303/16 regarding prohibitions on the participation of members of the Board of Directors and the Executive Office in
the Program, the Company shall amend its Nomination Policy to reflect the dispositions in the Program.

In addition, the opinion and the report issued by the Executive Office of
Regulation of Issuers (Diretoria de Regulação de Emissores) of B3, as Official
Letter DRE 481/2017 indicating the favorable decision and the score obtained, is available on the company’s website (http://www.petrobras.com.br/ri).
The certification is another important step in Petrobras’ commitment to the continuous improvement of its corporate governance, as well as to its alignment with the best practices of the market.

_____________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: August 08, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer